UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Electric Last Mile Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28489L104

(CUSIP Number)

Jason Luo

AJ Capital Investment, LLC

Luo Pan Investment II, LLC

1055 W. Square Lake Road

Troy, Michigan 48098

(888) 825-9111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28489L104

1	NAME OF REPORTING PERSONS AJ Capital Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,868,416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,868,416
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,868,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 124,027,012 shares of common stock, par value $0.0001 (the “Common Stock”), of Electric Last Mile Solutions, Inc. (the “Issuer”) outstanding as of August 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2021 (the “10-Q”).

CUSIP No. 28489L104

1	NAME OF REPORTING PERSONS Luo Pan Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,423,458
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,423,458
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,423,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 124,027,012 shares of Common Stock of the Issuer outstanding as of August 11, 2021, as reported by the Issuer in the 10-Q.

CUSIP No. 28489L104

1	NAME OF REPORTING PERSONS Jason Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 59,291,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,291,874
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,291,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 124,027,012 shares of Common Stock of the Issuer outstanding as of August 11, 2021, as reported by the Issuer in the 10-Q.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on July 6, 2021 (“Original Schedule 13D” and, together with this Amendment No. 1, “Schedule 13D”), and is being filed by the Reporting Persons with respect to their shares of Common Stock. Except as specifically set forth herein, the Original Schedule 13D remains unmodified. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended by adding the following:

On August 30, 2021, the Board of Directors of the Issuer, as detailed in the Merger Agreement, granted certain restricted stock units to executives and employees of the Issuer, the vesting conditions of which are the same as the requirements for the satisfaction of the earnout conditions with respect to the Earnout Shares (the “Earnout RSUs”). Mr. Luo received a grant of 6,000,000 Earnout RSUs. The determination of whether or not any or all of the Earnout RSUs will vest has not been made as of the date of the filing of this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is hereby amended by adding the following:

Earnout Restricted Stock Unit Award

As referenced in Item 3 above, Mr. Luo received a grant of 6,000,000 Earnout RSUs. The terms of the Earnout RSUs are governed by the Electric Last Mile Solutions, Inc. 2020 Incentive Plan and the Restricted Stock Unit Award Agreement (Earnout Shares) between the Issuer and Mr. Luo, and the Earnout RSUs have vesting conditions that are substantially similar to the requirements for the satisfaction of the earnout conditions with respect to the Earnout Shares.

The foregoing descriptions of the Electric Last Mile Solutions, Inc. 2020 Incentive Plan and the Restricted Stock Unit Award Agreement (Earnout Shares) do not purport to be complete and are qualified in their entirety by reference to the full text of such plan and the form of such agreement, each of which is an exhibit to this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description
10.1*††	Electric Last Mile Solutions, Inc. 2020 Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-259172), filed with the SEC on August 30, 2021).
10.2††	Form of Restricted Stock Unit Award Agreement (Earnout Shares) (incorporated herein by reference to Exhibit 10.17 to the Current Report on Form 8-K (File No. 001-39457), filed by the Issuer with the SEC on June 30, 2021).

*	Filed herewith.
††	Indicates a management contract or compensatory plan

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

AJ CAPITAL INVESTMENT, LLC

/s/ Jason Luo
Name:	Jason Luo
Title:	Member

LUO PAN INVESTMENT II, LLC

/s/ Jason Luo
Name:	Jason Luo
Title:	Manager

/s/ Jason Luo
Name:	Jason Luo